Rodgers Silicon Valley Acquisition Corp.

535 Eastview Way

Woodside, CA 94062

June 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Rodgers Silicon Valley Acquisition Corp.
Registration Statement on Form S-4
Filed March 8, 2021, as amended
Registration No. 333-253976

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant Rodgers Silicon Valley Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, June 24, 2021, or as soon as practicable thereafter.

Very truly yours,

RODGERS SILICON VALLEY ACQUISITION CORP.

/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

cc:	Loeb & Loeb LLP
Mitchell Nussbaum
Tahra Wright